Commission File No. 333-8878




                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2004


                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                          H & J Corporate Services Ltd.
                                  Shirlaw House
                                87 Shirley Street
                               Nassau, The Bahamas
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [_]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes  [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached as Exhibit 99.1 to this report on Form 6-K is a copy of the press release dated November 24, 2004 relating to the expiration of the Company's Tender Offer and Consent Solicitation with respect to its 10 1/2% First Preferred Ship Mortgage Notes due 2008 and Notice of Redemption with respect to its 10 1/2% First Preferred Ship Mortgage Notes due 2008.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)




Dated:  November 24, 2004            By:   /s/  Felipe Menendez
                                           ----------------------------------
                                                Felipe Menendez
                                                President



02351.0008 #529539